FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-106269

PeopleSoft, Inc. (“PeopleSoft”) has included a hyperlink to the following communication on PeopleSoft’s website at www. peoplesoft.com:

PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials filed with the SEC. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

PeopleSoft ICAB’S Email To User Group Leaders

June 19, 2003

Dear User Group Leader,

As the collective voice for PeopleSoft customers, the ICAB takes a firm stance in supporting PeopleSoft in the face of Oracle’s hostile takeover effort. Yesterday Oracle Announced That It Has Increased Its Cash Tender Offer To Purchase All Of The Outstanding Shares Of Peoplesoft To $19.50 Per Share. The Peoplesoft Board will meet to review and discuss Oracle’s revised offer and will make its recommendation to PeopleSoft stockholders in due course.

Last week after careful consideration, the PeopleSoft Board unanimously rejected Oracle’s original $16 per share offer. The Board’s reasons, outlined in a June 12 news release, included:

Oracle’s offer raises significant antitrust issues both in the United States and Europe, which would result in a lengthy regulatory approval process and a significant likelihood that the combination would not be approved.

A prolonged regulatory approval process, combined with Oracle’s public statements that it would discontinue PeopleSoft’s products, creates uncertainty for PeopleSoft’s customers, hindering the Company’s momentum and negatively impacting the Company’s financial performance and stockholders.

The offer, including all the terms and conditions, dramatically undervalues the Company based on its financial performance, continued market leadership, and significant future opportunities.

The PeopleSoft Board last week also stated its belief that the unsolicited and hostile nature of the original offer, combined with Oracle’s statements in connection with the original offer, was designed to disrupt PeopleSoft’s strong momentum at significant cost to customers.

Customers’ expressions of support for PeopleSoft include calls to PeopleSoft executives, public comments to the press, and a PeopleSoft advertisement that ran this week in the Wall Street Journal and New York Times. By far the most effective way we can show our support for PeopleSoft is to help them achieve their Q2 goals. If your company is planning any license or service purchases before the end of June, we urge you to expedite those purchases. This will, more than any other vehicle, demonstrate customers’ belief in the value of continuing to invest in PeopleSoft.

Please forward this letter to your user community today to update them on the ICAB position on this matter and to urge that they, too, proceed with any possible purchase prior to the end of June.

The ICAB will continue to support what we believe to be the best interests of all customers in staving off this threat to our collective investments in PeopleSoft’s technology and products.

Thank you for your support.

Peg Nicholson
President, PeopleSoft International Customer Advisory Board

Learn more about the PeopleSoft ICAB and User Groups.

Additional Information

PeopleSoft intends to file a Schedule TO and a registration statement on Form S-4 with the SEC with respect to its proposed acquisition of J.D. Edwards. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials to be filed with the SEC. PeopleSoft has also filed a Solicitation Recommendation Statement on Schedule 14D-9 for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read each of these documents and any amendments thereto because they contain important information. These documents can be obtained without charge from the SEC at www.sec.gov and from PoepleSoft at www.peoplesoft.com

Forward Looking Statements

These materials may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s June 9th tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.